**Mercedes-Benz Auto Receivables Trust 2021-1**
**Investor Report**
Collection Period Ended       29-Feb-2024

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 30 | | | |
| Collection Period (from... to) | 1-Feb-2024 | 29-Feb-2024 | | |
| Determination Date | 13-Mar-2024 | | | |
| Record Date | 14-Mar-2024 | | | |
| Distribution Date | 15-Mar-2024 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Feb-2024 | 15-Mar-2024 | Actual/360 Days | 29 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Feb-2024 | 15-Mar-2024 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 332,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 560,000,000.00 | 263,884,574.83 | 240,357,232.62 | 23,527,342.21 | 42.013111 | 0.429209 |
| Class A-4 Notes | 130,000,000.00 | 130,000,000.00 | 130,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,582,500,000.00** | **393,884,574.83** | **370,357,232.62** | **23,527,342.21** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 40,578,961.98 | 40,576,974.05 | 40,576,974.05 | |
| Adjusted Pool Balance | 1,623,078,961.98 | 434,461,548.88 | 410,934,206.67 | |
| Yield Supplement Overcollateralization Amount | 34,735,936.60 | 7,556,839.49 | 7,077,199.54 | |
| **Pool Balance** | **1,657,814,898.58** | **442,018,388.37** | **418,011,406.21** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 40,578,961.98 | 2.50% |
| Target Overcollateralization Amount | 40,576,974.05 | 2.50% |
| Current Overcollateralization Amount | 40,576,974.05 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.210000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.460000% | 101,155.75 | 0.180635 | 23,628,497.96 | 42.193746 |
| Class A-4 Notes | 0.730000% | 79,083.33 | 0.608333 | 79,083.33 | 0.608333 |
| **Total** | | **$180,239.08** | | **$23,707,581.29** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 22,968,274.92 | (1) Total Servicing Fee | 368,348.66 |
| Interest Collections | 1,388,909.73 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 501,518.32 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 252,802.77 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 180,239.08 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 102,412.63 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **25,213,918.37** | (6) Regular Principal Distributable Amount | 23,527,342.21 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **25,213,918.37** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 1,137,988.42 |
| | | **Total Distribution** | **25,213,918.37** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 368,348.66 | 368,348.66 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 180,239.08 | 180,239.08 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 101,155.75 | 101,155.75 | 0.00 |
| thereof on Class A-4 Notes | 79,083.33 | 79,083.33 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 180,239.08 | 180,239.08 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 23,527,342.21 | 23,527,342.21 | 0.00 |
| Aggregate Principal Distributable Amount | 23,527,342.21 | 23,527,342.21 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 4,057,697.40 |
| Reserve Fund Amount - Beginning Balance | 4,057,697.40 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 15,064.98 |
| minus Net Investment Earnings | 15,064.98 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,057,697.40 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 15,064.98 |
| Net Investment Earnings on the Collection Account | 87,347.65 |
| Investment Earnings for the Collection Period | 102,412.63 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,657,814,898.58 | 44,343 |
| Pool Balance beginning of Collection Period | 442,018,388.37 | 23,267 |
| Principal Collections | 16,003,126.43 | |
| Principal Collections attributable to Full Pay-offs | 6,965,148.49 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 1,038,707.24 | |
| Pool Balance end of Collection Period | 418,011,406.21 | 22,617 |
| Pool Factor | 25.21% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.59% | 3.75% |
| Weighted Average Number of Remaining Payments | 55.46 | 29.56 |
| Weighted Average Seasoning (months) | 9.86 | 39.94 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 411,803,481.92 | 22,374 | 98.51% |
| 31-60 Days Delinquent | 4,386,889.93 | 179 | 1.05% |
| 61-90 Days Delinquent | 1,437,370.78 | 49 | 0.34% |
| 91-120 Days Delinquent | 383,663.58 | 15 | 0.09% |
| Total | 418,011,406.21 | 22,617 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.436% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,038,707.24 | 46 | 23,328,593.47 | 745 |
| Principal Net Liquidation Proceeds | 500,817.56 | | 9,034,101.53 | |
| Principal Recoveries | 246,760.45 | | 6,065,312.60 | |
| Principal Net Loss / (Gain) | 291,129.23 | | 8,229,179.34 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.812% |
| Prior Collection Period | 0.978 % |
| Second Prior Collection Period | 0.594 % |
| Third Prior Collection Period | 0.613 % |
| Four Month Average | 0.749% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.496% |
| **Average Net Loss / (Gain)** | 11,045.88 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.